Exhibit 99.1

Alterity Therapeutics Granted New US Patent for Compounds for Neurodegenerative
Diseases Including Parkinson’s and Alzheimer’s

Composition of Matter Patent Covers More than 80 Novel Compounds

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 6 January 2022: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced the United States Patent and Trademark Office (USPTO) has granted a new patent (No. 11,155,547) to Alterity.

The composition of matter patent, entitled “Compounds for and Methods of Treating Diseases”, underwent prioritized examination by the USPTO. The patent covers more than 80 novel compounds and secures exclusivity for a new class of iron chaperones designed to redistribute the excess iron implicated in many neurodegenerative diseases, including Parkinson’s disease and Alzheimer’s disease.

“We continue to identify new drug candidates to expand our portfolio and protect our therapeutic approach to address neurodegeneration,” said David Stamler, M.D., Chief Executive Officer, Alterity. “With the granting of this patent and another composition of matter patent last year, we are establishing a strong foundation as a leader in targeting iron for potential disease modifying therapy for important neurodegenerative diseases such as Parkinson’s and Alzheimer’s.”

The patent will provide Alterity with exclusivity over the compounds claimed in the patent through 2041, thus providing a strong basis for drug development and commercialization in major neurodegenerative diseases.

In addition to the US, the company is pursuing patent protection in other jurisdictions.

About Parkinson’s Disease

Parkinson’s disease (PD) belongs to a group of conditions called motor system disorders, which cause unintended or uncontrollable movements of the body. The precise cause of PD is unknown, but some cases are hereditary while others are thought to occur from a combination of genetics and environmental factors that trigger the disease. In PD, brain cells become damaged or die in the part of the brain that produces dopamine--a chemical needed to produce smooth, purposeful movement. The four primary symptoms of PD are tremors, rigidity, slowing of spontaneous and automatic movement, and impaired balance. Other symptoms may include difficulty swallowing, chewing, or speaking; emotional changes; urinary problems or constipation; dementia or other cognitive problems; fatigue; and problems sleeping.1 Nearly one million people in the U.S. and more than 10 million people worldwide are living with PD. Approximately 60,000 Americans are diagnosed with PD each year.2

About Alzheimer’s Disease

Alzheimer’s disease is a progressive neurologic disorder that causes the brain to shrink (atrophy) and brain cells to die. Alzheimer’s disease is the most common cause of dementia — a continuous decline in thinking, behavioral, and social skills that affects a person’s ability to function independently. Approximately 5.8 million people in the United States age 65 and older live with Alzheimer’s disease. Of those, 80% are 75 years old and older. Out of the approximately 50 million people worldwide with dementia, between 60% and 70% are estimated to have Alzheimer’s disease. Medications may temporarily improve or slow progression of symptoms, but there is no treatment that cures Alzheimer’s disease or alters the disease process in the brain. In advanced stages of the disease, complications from severe loss of brain function, such as dehydration, malnutrition or infection, result in death.3

References

[1]	National Institute of Health: Neurological Disorders and Stroke, Parkinson’s Disease Information Page;

[2]	Parkinson’s Foundation: Understanding Parkinson’s
[3]	Mayo Clinic: Alzheimer’s Disease

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.